Exhibit 99

                                 [UNILEVER LOGO]

                            N E W S   R E L E A S E


                          Unilever United States, Inc.

U.S. Media Relations Contact:                  U.S. Investor Relations Contact:
Nancy Goldfarb                                 Leigh Ferst
212-906-4690                                   212-906-3430

                                               For Release 9 a.m. EDT

  Unilever Agrees to Sell the Brut Brand of Male Personal Care Products in the
                Americas to Helen of Troy Limited for $55 million

New York, NY--September 2, 2003 -- Unilever (NYSE: UN, UL) today announced that it has signed a definitive agreement to sell the Brut brand of male personal care products in the United States, Canada, Mexico, Puerto Rico and elsewhere in Latin America to Helen of Troy Limited of El Paso, Texas. Unilever will receive $55 million in cash in a transaction that is expected to be completed in 2003, subject to regulatory approvals.

The brand had combined sales of $45 million in 2002 in the Americas. The Brut brand includes fragrance, antiperspirant, and deodorant products.

This sale is part of Unilever's Path to Growth strategy, which calls for reducing significantly the number of non-strategic brands in its portfolio regionally or globally in order to focus its resources on brands with strong leadership positions and the greatest growth potential. This transaction does not affect Unilever's ownership of the Brut brand in the rest of the world outside of the Americas, including Europe, Africa, Australia, Asia and the Middle East.

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Unilever Background: Unilever is one of the world's largest consumer products companies with annual sales of approximately $47 billion in 2002. It produces and markets a wide range of foods and home and personal care products. Unilever operates in around 100 countries around the globe and employs approximately 250,000 people.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending disposal of the Brut brand by Unilever.

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Factors that could cause actual results to differ materially from those described herein include: the inability to obtain or delay in obtaining necessary antitrust approvals; actions of the U.S., Canadian and local governments; the performance of the business of this brand during the pre-closing period; costs related to the disposal; the economic and financial market environment of the food and consumer product manufacturing industry and the general economic environment. More detailed information about these factors is set forth in the reports furnished by Unilever with the Securities and Exchange Commission.

Neither Unilever nor Helen of Troy Limited is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.


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